SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2006

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: April 5, 2006	By:	/s/ Nancy C. Gardner

2 March 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 387.0556 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 88,850,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,353,499,849.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:3805Z
6 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 1,500,000 ordinary shares at a price of 378.9 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 90,350,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,352,070,140.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:4490Z
7 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 383.3 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 90,850,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,351,605,175.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:5149Z
8 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 383.9 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 91,350,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,351,105,175.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:5861Z
9 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 390.95 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 92,100,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,350,410,134.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:6596Z
10 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 389.25 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 92,850,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,349,660,134.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:7262Z
13 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 390.88 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 93,600,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,348,910,134.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:7972Z
14 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 396.1 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 94,350,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,348,202,795.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:8717Z
15 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 388.5 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 95,100,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,347,478,453.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:9509Z1
16 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 385.9 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 95,850,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,348,192,760.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:0843A
20 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 386.8 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 96,350,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,347,749,933.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:1601A
21 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 391.09 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 96,850,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,347,255,743.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:2355A
22 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 391.29 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 97,350,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,346,810,108.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:3175A
23 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 125,000 ordinary shares at a price of 399.0 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 97,475,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,346,685,108.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

RNS Number:4017A
24 March 2006
Reuters Group PLC

Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 100,000 ordinary shares at a price of 399.67 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 97,575,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,346,601,006.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

27 March 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 275,000 ordinary shares at a price of 400.4375 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 95,850,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,348,347,554.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

28 March 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 700,000 ordinary shares at a price of 399.3235 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 96,550,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,347,675,554.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

29 March 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 700,000 ordinary shares at a price of 397.7554 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 97,250,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,346,977,062.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

30 March 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 400,000 ordinary shares at a price of 397.8084 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 97,650,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,346,963,660.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

31 March 2006

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 400,000 ordinary shares at a price of 397.8084 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 97,650,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,346,963,660.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

5 April 2006

Reuters Group PLC

Transaction In Own Shares — Correction

Reuters Group PLC purchased shares on 27 March 2006 to 31 March 2006. After each purchase an announcement was made via the Regulatory News Service (RNS) detailing the number of shares purchased, the price per share paid and the resultant number of shares held in Treasury by Reuters Group PLC. During this period the number of shares held in Treasury was understated by 2 million. As at the date of this announcement, Reuters Group PLC holds 100,075,000 Ordinary shares in Treasury. The total number of Ordinary shares in issue (excluding shares held as Treasury shares) is 1,344,423,713.

Contact: Miriam McKay Reuters Investor Relations +44 20 7542 7057

2 March 2006.   Reuters appoints Chief Technology Officer

London – Reuters (LSE:RTR; NASDAQ: RTRSY) today appointed Roy Lowrence as Chief Technology Officer, to champion the focused and pragmatic use of technology as Reuters drives for revenue growth and simplification. Lowrence will report to Reuters Chief Executive Officer Tom Glocer and takes up his new role with immediate effect.

Lowrence joins from Capital One Financial Corp., the largest US Credit Card issuer, where he was Chief Technology Officer and Chief Architect. Prior to that he was a partner at Boston Consulting Group, the international consulting firm, where he led the IT practice in the Americas. He has held senior technology roles at Bear Stearns, Fleet Financial Group, American Express and Corio, as well as working for McKinsey & Co and Xerox Corp. Lowrence has an MBA from Harvard University.

Tom Glocer, Reuters Chief Executive Officer, said, “Roy Lowrence is an outstanding business technologist who has worked for and advised many of Reuters key clients. He has consistently shown vision and expertise in every role he has undertaken. I will work closely with Roy to drive my twin objectives of revenue growth and business simplification.”

Ends

Contact:

Johnny Weir – Reuters

Tel: + 44 207 542 5211 Mobile: + 44 7990 565211

johnny.weir@reuters.com

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 89 countries, including staff from the acquisition of Telerate in June 2005. It also includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies

Monday 5 March 2006

Reuters Group PLC
Movement in Shareholdings

Notification was received today from Fidelity International Limited and its direct and indirect subsidiaries informing us that they currently hold 150,753,687 Ordinary 25 pence per shares in Reuters Group PLC which is 11.14% of the issued share capital (1,353,499,849 excluding shares held in Treasury). This represents an increase in their holding since their last notification. The shares are registered in various accounts.

6 March 2006.   Reuters to launch new electronic trading capability

London — Reuters today unveiled an electronic trading capability for professionals dealing in exchange traded markets. Reuters Trading for Exchanges will, for the first time, allow buy-side users to discover the price of an instrument, select from a range of brokers with which to trade and execute a trade, all from a single screen. Sell-side brokers will benefit from access to Reuters global community of desktop users, and the opportunity to target trading strategies at the buy-side. Deutsche Bank, Barclays Capital and FIMAT International Banque S.A. are the first to sign up to offer trade execution and clearing services, with more brokers, including ABN Amro Futures, committed to joining during 2006.

The launch of Reuters Trading for Exchanges completes coverage of all major asset classes available for trading via Reuters desktop products. It is part of Reuters Core Plus growth strategy and builds on the growing buy- and sell-side base Reuters has built through its other trading services, Reuters Trading for Fixed Income and Reuters Trading for Foreign Exchange. Initially, Reuters Trading for Exchanges will be available via Reuters 3000 Xtra and Reuters Station, which combined have around 120,000 users worldwide, but will be extended to other Reuters desktop products – a potential community of over 300,000 users.

Through Reuters Trading for Exchanges, users will be able to enter an order for any exchange traded instrument supported by participating brokers. They will also have access to other services including individual trading strategies and algorithmic trading engines offered by execution and clearing brokers. Orders will be transmitted to participating brokers using industry standard FIX messaging.

Mark Redwood, Managing Director of Reuters Sales & Trading Division, said, “The growth of trading in exchange listed instruments has been exceptional. Last month CME, the largest Futures Exchange in the US, announced a fifth straight year of record annual traded volume. Reuters is the first company to offer a broker-neutral global trading capability in exchange traded instruments and its addition completes coverage of major asset classes available for trading through the Reuters desktop.”

Mario Muth, Global Head of E-Trading for listed derivatives at Deutsche Bank, said, “The combination of Deutsche Bank’s extensive Exchange Connectivity and the strength of Reuters global distribution capabilities is a very powerful value proposition. This partnership allows a broader trading community to access exchange traded instruments and will help to increase the existing liquidity for all market participants.”

Lawrence Peirson, Director of European Futures at Barclays Capital, said, “Barclays Capital is pleased to extend its market-leading futures liquidity to Reuters Trading for Exchanges. In addition to our BARX application, clients will now be able to access our connectivity to over twenty global futures and options exchanges via Reuters expansive global network.”

Anna Pesman, Director of E-Trading Europe at FIMAT International Banque S.A., said, “Reuters Trading for Exchanges opens up an important new distribution channel for our global order routing product. We look forward to working with Reuters to facilitate access to trading on over sixty exchanges to both existing and new customers.”

Ends

Contacts

Johnny Weir – Reuters

Tel: + 44 207 542 5211 Mobile: + 44 7990 565211

johnny.weir@reuters.com

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 89 countries, including staff from the acquisition of Telerate in June 2005. It also includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Date:16 March 2006

Reuters Group PLC
Movement in Shareholdings

Notification was received on 15 March 2006 from Legal & General Investment Management informing us that they currently hold 44,796,069 Ordinary Shares of 25 pence each in Reuters Group PLC which is 3.32% of the issued share capital (1,348,202,795 excluding shares held in Treasury). This represents a decrease in their holding since their last notification. The shares are registered in various HSBC Global Custody Nominee accounts.

Date: 17 March 2006

Reuters Group PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 15 March 2006, Reuters Group PLC (the “Company”) made a number of grants of Discretionary Share Plan (DSOP) Options and Long Term Incentive Plan (LTIP) Share Awards to persons discharging managerial responsibilities. Below are details of the grants made:

   -----------------------------------------------------------------------------------------------------------------
                              Last Name                 TIP                             DSOP
   First Name                                          Number of Shares subject to      Number Of Options
                                                       Share Award
   -----------------------------------------------------------------------------------------------------------------
   Anne                      Bowerman                  18,208                           -
   ---------------------------                         -------------------------------------------------------------
   Thomas                    Glocer                    500,000                          625,000
   ---------------------------                         -------------------------------------------------------------
   David                     Grigson                   200,000                          250,000
   ---------------------------                         -------------------------------------------------------------
   Christopher               Hagman                    107,000                          71,000
   -----------------------------------------------------------------------------------------------------------------
   Geert                     Linnebank                 73,000                           49,000
   -----------------------------------------------------------------------------------------------------------------
   Rosemary                  Martin                    61,000                           41,000
   -----------------------------------------------------------------------------------------------------------------
   Susan                     Taylor-Martin             49,000                           33,000
   -----------------------------------------------------------------------------------------------------------------
   Simon                     Walker                    60,000                           40,000
   -----------------------------------------------------------------------------------------------------------------
   Devin                     Wenig                     250,000                          325,000
   -----------------------------------------------------------------------------------------------------------------

The LTIP’s performance is assessed by reference to the Company’s relative total shareholder return (TSR) measured against the FTSE 100 over the performance period. For awards made in 2006 and subsequently, this criterion will apply to determine the vesting for 50% of the initial award. The remaining proportion of the award will be determined by the Company’s achievement of preset Profit Before Tax (PBT) growth achieved over the three year performance period.

In order to vest, DSOPs require a minimum level of 6% a year growth in Earning Per Share (EPS) for half the options to vest; 9% a year will be required for all options to vest. Executive directors will only be permitted to exercise 50% of the vested options after the initial three year period. The remaining options will only be exercisable, in two equal tranches, one and two years later. The DSOPs were granted with an option price of £3.93.

Following the grants detailed above persons discharging managerial responsibilities at the Company hold the following share options and share awards in relation to the Company’s ordinary 25p shares:

   ------------------------------------------------------------------------------------------------------------
   First Name     Last Name           LTIP                             DSOP                  Other Share
                                      Number of Shares subject to      Number Of Options     Award Plans
                                      Share Plan
   ------------------------------------------------------------------------------------------------------------
   Anne           Bowerman            32,992                           63,963                8,586
   ----------------                   -------------------------------------------------------------------------
   Thomas         Glocer              3,602,024                        7,871,929
   ----------------                   -------------------------------------------------------------------------
   David          Grigson             826,967                          1,839,261
   ----------------                   -------------------------------------------------------------------------
   Christopher    Hagman              364,408                          724,880
   ------------------------------------------------------------------------------------------------------------
   Geert          Linnebank           272,322                          540,964
   ------------------------------------------------------------------------------------------------------------
   Rosemary       Martin              239,751                          418,385
   ------------------------------------------------------------------------------------------------------------
   Susan          Taylor-Martin       122,060                          256,999
   ------------------------------------------------------------------------------------------------------------
   Simon          Walker              256,337                          337,571
   ------------------------------------------------------------------------------------------------------------
   Devin          Wenig               858,514                          1,833,671
   ------------------------------------------------------------------------------------------------------------

No one person’s holding exceeds 1% of the issued share capital of the Company.

20 March 2006.   Reuters Group Plc files its Annual Report and Form 20-F 2005

London – Reuters Group PLC has filed its Annual Report and Form 20-F 2005 with the US Securities and Exchange Commission (SEC).

Both the Reuters Annual Report and Form 20-F 2005 and the Reuters Annual Review 2005 are available on Reuters website (http://www.about.reuters.com/ar2005). They will be posted to shareholders on 24 March 2006.

The Reuters Annual Review 2005 has been awarded the Clear English Standard by Plain Language Commission, the first time a FTSE 100 company has won the accolade for an annual review. Plain Language Commission (www.clearest.co.uk) promotes clear and concise communication in documents and on websites.

Ends

Contacts

Miriam McKay – Reuters

Tel: + 44 207 542 7057 Mobile + 44 7990 567057

miriam.mckay@reuters.com

Johnny Weir – Reuters

Tel: + 44 207 542 5211 Mobile: + 44 7990 565211

johnny.weir@reuters.com

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 89 countries, including staff from the acquisition of Telerate in June 2005. It also includes 2,300 editorial staff in 189 bureaux serving 128 countries, making Reuters the world’s largest international multimedia news agency. In 2005, Reuters revenues were £2.4 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

20 March 2006.   Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 470,000 Ordinary shares of 25p each under the Save As you Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean, Assistant Company Secretary

Email: elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

Date: 21 March 2006

Reuters Group PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

On 8 March 2006, Simon Walker, a person discharging managerial responsibilities at Reuters Group PLC transferred 10,688 Ordinary 25p shares to his spouse, Mrs Mary Strang, for no consideration. Following this transfer of shares to his spouse, Mr Walker still has a beneficial interest in 45,486 Ordinary shares and holds 337,571 Options (Ordinary shares) and 256,337 long term incentive plans (Ordinary shares). All Ordinary shares are registered in the name of Mrs Mary Strang. These holdings do not exceed 1% of the issued share capital of the company.

Friday 31 March 2006

Reuters Group PLC
Movement in Shareholdings

Notification was received on 30 March 2006 from Fidelity International Limited and its direct and indirect subsidiaries informing us that they currently hold 162,267,159 Ordinary 25 pence per shares in Reuters Group PLC which is 12.05% of the issued share capital (1,346,977,062 excluding shares held in Treasury). This represents an increase in their holding since their last notification. The shares are registered in various accounts.